UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
Commission File Nos. 001-13928
        333-181552-01

ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP

 (Translation of Registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	55 Wellington Street, West 14th Floor Toronto, Ontario Canada M5V 3K7 Attention: Vice-President, Market Strategy and Execution, Corporate Treasury

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                      Form 20-F ☐          Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-181552) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$ $12,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-181552).  The Registrants have amended the Program transaction agreements in connection with filing a renewal prospectus with the United Kingdom Listing Authority.

Exhibits filed herewith are the amended Program transaction agreements that recently were revised to reflect removal of Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc., as a rating agency for the Program and to incorporate use of an indexation methodology for determining current market value of loans in the cover pool in compliance with covered bond legislation enacted in Canada under Part I.1 of the National Housing Act (Canada) (the “NHA”) and implemented by Canada Mortgage and Housing Corporation, a crown corporation, the administrator of the Canadian covered bond legal framework under Part I.1 of the NHA, through the Canadian Registered Covered Bond Programs Guide, dated December 17, 2012, and which was most recently amended on June 23, 2014, and as the same may be further amended, varied or supplemented from time to time.

Exhibit Number		Description of Exhibit

4.1	—	Trust Deed, amended and restated as of August 1, 2014, by and among the Bank, the Guarantor LP and Computershare Trust Company of Canada, as Bond Trustee.
4.2	—
Master Definitions and Construction Agreement, amended and restated as of August 1, 2014, by and among the Bank, the Guarantor LP, the Bond Trustee, 6848320 Canada Inc., RBC Covered Bond GP Inc. and Deloitte LLP.

4.6	—
Agency Agreement, amended and restated as of August 1, 2014, by and among the Bank, the Guarantor LP, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A., BNY Trust Company of Canada, The Bank of New York Mellon and the Bond Trustee.

4.15	—	Interest Rate Swap Agreement, including ISDA Master, Schedule and Credit Support Annex, amended and restated as of August 1, 2014, between the Bank and the Guarantor LP.
4.16	—	Covered Bond Swap Agreement, including ISDA Master, Schedule and Credit Support Annex, amended and restated as of August 1, 2014, between the Bank and the Guarantor LP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA
By:	/s/ David Power
Name: David Power
Title: Vice-President, Corporate Treasury

By:	/s/ Saqib Nazir
Name: Saqib Nazir
Title: Vice-President, Corporate Treasury

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP
By:	/s/ David Power
Name: David Power
Title: President

 Date: August 29, 2014